Exhibit (d)(4)

WRITTEN CONSENT AND WAIVER

(WARRANTS)

This Written Consent and Waiver (this “Consent and Waiver”) is entered into as of June 7, 2016 by and between Willis Plus Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Warrantholder”), and by China Metro-Rural Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Issuer”). Each of the Warrantholder and the Issuer shall be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. The Issuer issued 6,000,000 warrants (collectively, the “Warrants”) to the Warrantholder pursuant to that certain Warrant Instrument dated as of August 15, 2012 (the “Warrant Instrument”).

B. The Warrantholder holds all of the Warrants and constitutes the “Majority Warrantholders,” as defined in the Warrant Instrument.

C. Pursuant to the terms of the Warrant Instrument, the Warrantholder is entitled to purchase from the Issuer ordinary shares of the Issuer at a specified price.

D. The Issuer has notified the Warrantholder that, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), the Issuer intends to (a) merge with CMR Merger Sub Limited, a limited liability company incorporated under the laws of the British Virgin Islands, (“Merger Sub”) and a wholly owned subsidiary of China Metro-Rural Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Parent”), with the Issuer (i) continuing as the surviving company (such transaction, the “Merger”) and (ii) becoming a wholly owned subsidiary of Parent, and, following the Merger, (b) delist Issuer’s ordinary shares from the NYSE MKT (the “Delisting”).

E. Clause 8.1 of the Warrant Instrument provides, in part, that any waiver may only be effective after being approved by the Majority Warrantholders in writing and any waiver in connection with the Exercise Rights may only be effective after being approved by all Warrantholders in writing.

F. As set forth in the Merger Agreement, attached hereto as Exhibit A, following the consummation of the Merger, Parent will assume the Warrants (the “Assumption”). The Warrants so assumed by Parent will continue to have, and be subject to, the same terms and conditions of the Warrants immediately prior to the Merger, provided that (i) Warrants, if and when exercisable in accordance with its terms, shall be exercisable for a number of ordinary shares of Parent equal to that number of ordinary shares of Issuer that were subject to such Warrants immediately prior to the Merger, and (ii) the per share exercise price for the ordinary shares of Parent issuable upon exercise of such Warrants shall be equal to the exercise price per ordinary share of Issuer of such Warrants immediately prior to the Effective Time, subject to the adjustments set forth in the Warrants. Upon assumption of the Warrants as provided in the Merger Agreement, the Warrantholder shall have no additional rights or benefits beyond those that it had immediately prior to Merger pursuant to the terms of the Warrants, and shall not be relieved of any obligations or restrictions applicable to the Warrants or the ordinary shares of Parent issued or issuable upon exercise of the Warrants.

G. Clause 5.1(c) of the Warrant Instrument requires the Issuer to (a) use its best endeavours to obtain and maintain a listing and admission to trading for all Shares issued on the exercise of the Exercise Rights on the Relevant Stock Exchange, (b) use its best endeavours to secure approval of any governmental authority, stock exchange or other regulatory body under and federal or state law or regulation or otherwise before such Shares may be validly issued or delivered upon conversion, and (c) forthwith give notice to the Warrantholders in accordance with Condition 13 of the listing or delisting of the Shares (as a class) by the Relevant Stock Exchange.

H. Clause 5.1(i)(B) of the Warrant Instrument requires the Issuer to consult with the Majority Warrantholders on such amendments to Condition 6 as they may reasonably require in the case of a voluntary delisting from the NYSE MKT for the purpose of giving to the Warrantholders the full benefit of the Warrants and the Conditions.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parties hereby agree as follows:

AGREEMENT

1. Defined Terms. Unless otherwise specified, capitalized terms used in this Consent and Waiver have the same meaning given to such terms in the Warrant Instrument.

2. Approval of the Merger. The Warrantholder hereby approves of the Merger and the terms in the Merger Agreement.

3. Waiver of Notice. The Warrantholder hereby affirms that the Issuer provided sufficient notice of the Merger and Delisting to the Warrantholders to satisfy the Conditions and requirements of the Warrant Instrument, and the Warrantholder hereby waives any requirements to provide notice to the Warrantholders in connection with the Merger or Delisting.

4. Approval of the Delisting; No Amendments. The Warrantholder hereby approves of the Delisting and affirms that, (a) following the Assumption, no amendments to the Conditions of the Warrants or Warrant Instrument will be required to give the Warrantholders the full benefit of the Warrants, the Warrant Instrument, and the Conditions and (b) the Issuer fulfilled the requirements of the Warrant Instrument and Conditions of the Warrants, including, but not limited to Clause 5.1(i) of the Warrant Instrument.

5. Waiver of Listing Requirement. The Warrantholder hereby waives requirements of Clause 5.1 of the Warrant Instrument related to the Delisting, including but not limited to, the requirement to obtain and maintain a listing and admission to trading for all the Shares issued on the exercise of the Exercise Rights on the NYSE MKT or any other Relevant Stock Exchange.

6. Successors and Assigns. This Consent and Waiver shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

7. Counterparts. This Consent and Waiver Agreement may be signed in any number of counterparts and each counterpart shall represent a fully executed original as if signed by all Parties. Facsimile or PDF signatures shall be deemed original.

8. Governing Law. This Consent and Waiver shall be governed by and construed and interpreted in accordance with the laws of Hong Kong.

9. Severability. If any term or provision of this Consent and Waiver shall be held invalid or unenforceable, the remainder of this Termination Agreement shall not be affected.

10. No Third Party Beneficiaries. This Consent and Waiver is solely for the benefit of the Parties and their successors and permitted assigns and no right or cause of action shall accrue by reason hereof for the benefit of any third party not a party hereto.

11. Entire Agreement. This Consent and Waiver constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have entered into this Written Consent and Waiver as of the date first above written.

WARRANTHOLDER

Willis Plus Limited

By:	/s/ Cheng Chung Hing
Name:	Cheng Chung Hing
Title:	Director

ACKNOWLEDGED AND AGREED:

ISSUER

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER